Swyft Cities Investment Memo
Laura Fingal-Surma | Urbanist Ventures

[Swyft Cities](#) **is unlocking urban growth with modular mass transit developed at Google.** Their solution is the fastest, cheapest way to add capacity in urban areas.

Real estate is the world's largest asset class, and Swyft Cities elegantly solves a major problem that real estate developers face: transportation constraints. A lighthouse customer calls it a "quantum shift forward" for the industry. Swyft Cities is positioned to create — and capitalize on — trillions of dollars of real estate value.

Swyft provides **10x better service than shuttle buses or scooters at 10x lower cost per mile than traditional transit**. It brings a personal Uber-like experience to mass transit at a price point accessible to private real estate developers.



The product **resembles conventional gondolas, but the cables don't move.** Vehicles are autonomous and move independently through a network of fixed cables. It combines lightweight, modular infrastructure with offline stations, ability to handle complex turns, and line switching. This creates **flexible, easily expandable networks** with low upfront commitment.

As the company scales, it will create delightful, easily-identifiable *Swyft Cities*, where everything you need is a short, automated ride away.

HIGHLIGHTS

- **Strong founder/market fit: The founders led Google's most complex public/private projects.** They are seasoned transportation and real estate experts — *not* Google X — productizing their unique insight. They deeply understand their customers, speak their language, and are exceptionally skilled at selling to them.
- **Price advantage: Swyft's feature set and price point are unmatched by anything on the market.** The product is radically affordable to private real estate developers, and the company does not rely on slow-moving government sales for adoption.
- **Massive market with decacorn+ potential:** $495B opportunity in mobility. $1T+ opportunity in real estate value-add. Swyft has the potential to be as transformative for global real estate as railroads and elevators, and has a plan to capture its value-add.
- **Simple but revolutionary technology:** Swyft's solution applies proven technology in a new way (to urban environments). Off-the-shelf hardware significantly de-risks the opportunity, but the business is defensible.
- **Permits acquired / full pipeline: Full pipeline with 14 active customer engagements representing $1B in systems.** Several customers competing for two pilot projects (U.S. and abroad). Indoor proof of concept complete. Right of way permits acquired in Queenstown, NZ.
- **Walkable communities at scale:** Walkable communities are rare and valuable in the U.S. Demand far exceeds supply, as reflected in the price premium for them. This is not just a policy problem but also a cost feasibility problem. It takes very deep pockets (like Google's in boom times) to build the most desirable forms of walkable urbanism today, and even Google is highly motivated to do it for less. Swyft Cities presents a bold new path to producing walkable communities at scale.



This memo is authored by [Laura Fingal-Surma](#), founder of Urbanist Ventures and former COO of YIMBY Action. Laura leveraged technology to build the machine powering YIMBY chapters across the country.

YIMBY stands for Yes In My Back Yard, a now-popular political movement fighting to increase the supply of housing and dense, vibrant, walkable communities. The New York Times has called YIMBY "one of the most important movements in American politics today."

Urbanist Ventures is on a mission to accelerate a future of proximity and abundance by applying proven YIMBY strategies to develop and strengthen the ecosystem of urbanist startups and founders.

As such, Laura was uniquely positioned to recognize the opportunity in Swyft Cities early, was one of the first checks in, and has been working closely with the founders as an advisor for 18 months.

PRODUCT



Swyft's technology resembles conventional gondolas, but the cables don't move. The vehicles are autonomous and move independently through a network of fixed cables. It combines lightweight, modular infrastructure with offline stations, ability to handle complex turns, and line switching. This creates flexible, easily expandable networks with low upfront commitment.


SOLUTION
Autonomy Tech Enables Nonstop Travel for Every Trip
User experience:
+ Minimal wait time
+ Efficient journeys
+ Comfortable ride
swyft
RECOMMENDED ROUTE
9 min
OTHER OPTIONS
12 min
13 min
Personal
Reserve Swyft

The product’s feature set and price point are unmatched by anything on the market. The company’s product strategy was recently validated by an entire issue of the World Transport Policy and Practice Journal.

Solving transportation problems effectively prints land. In desirable places, that’s printing money. Swyft Cities unlocks millions of square feet of developable land and eliminates some of the most expensive parts of any development.

THE CHALLENGE
Large Real Estate Developments Face Transportation Constraints
P
High Parking Costs
Structured parking can account for 30% of a project's development budget.
Site Constraints/Low Density
Parking in the core limits density and activity in the core area.
Timing
City projects to improve transportation take years, and the developer has little influence on the process.
swyft cities
2









For large real estate developers, transportation takes up 60% of a project's space or 30% of its budget. The staggeringly high cost of providing parking, especially by building parking garages, is not widely known. Parking in the core area of a development also limits density and activity, which hurts the value of the real estate.

FEATURES & BENEFITS
Modular Construction
Unlock agile urban development responsive to dynamic growth.
Our technology allows flexible expansion with low upfront commitment.
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PHASE 1
PHASE 2
PHASE 3
PHASE 4
PHASE 5
PHASE 6
PHASE 7





Swyft Cities benefits from true network effects. Their solution significantly lowers barriers to launching a small connector in a new region, which demonstrates the value of the system and invites expansion, with increasing returns to scale. The company reports that early customers are often motivated by user experience and the need to cross a barrier, such as a freeway.



Swyft Cities enables dense, desirable, and extremely valuable real estate — at scale.

CEO Jeral Poskey: ***"I've been involved in a number of megaprojects, 2 million square feet and up, and all of them start with these wonderful artist renderings that fall apart when we look at the transportation, parking, and other improvements needed to make this happen.*** *It doesn't matter where you are in the world, you build up to where the transportation system is broken. We break our transportation system, and that's the limiting factor on how we build buildings, how we build neighborhoods, and how we build cities."*

BUSINESS MODEL


BUSINESS MODEL
Three Stages of Revenue
CUMULATIVE REVENUE
UPFRONT
RECURRING
BIZ DEVELOPMENT
Paid studies while in business development
DESIGN-BUILD
Large margins, high $$ on initial system installations
LICENSING
Ever-growing recurring revenue from:
• Software license per passenger mile
• Additional hardware sales
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Swyft Cities generates **recurring revenue from software licensing** (~$0.10 - $0.25 per passenger mile) **and hardware kit sales for system expansions** (exclusively licensing existing hardware). The business model focuses on generating high-margin revenue and minimizing capital intensity. Customers pay upfront, and low-margin aspects of the business such as construction, manufacturing, and operations are provided by third party partners.

Private funding kicks off planning studies and early design ($750k in paid studies from three customers to date), **providing a wedge into larger, higher revenue public systems**. Customers pay upfront for cost/benefit analysis that would otherwise be a business development cost for the company. This qualifies customers and demonstrates intent. Private project finance from Swyft's partners enables projects to move much faster than government funding.

Project Roles

	Planning	Implementation	Operations
Swyft Cities	Feasibility studies; Cost-benefit analysis	Vehicles, track and control system	Control system Licensing fee
	System planning	Certification & testing	Maintenance contract
Customer / Operator	Station Architecture, Local Engineering	Local Permitting, Construction	Daily operations
Optional Swyft Partners	*Project Finance (Plenary)*	*Pre-Construction (Flatiron)*	*(Plenary Americas or Ride Entertainment)*



Partnerships

Development — Google, CBRE, Holmes Solutions, Gehl Architects, ARUP, LEA+ELLIOTT, PRT consulting, FEHR+PEERS, ESA, MANUFACTORY CO/ SERA

Implementation — FLATIRON, Plenary, AECOM, ashurst, Sperry

Customers — Remarkables Park QUEENSTOWN NEW ZEALAND, NEOM, City of Dallas



PHASE 2 BUSINESS MODEL

Land Banking Ahead of Expansion

Long term, Swyft Cities has the rare potential to become a trillion dollar company by capturing the increased real estate value that it creates through a practice known as "land banking." The deal lead sees a trend toward and massive opportunity in meaningfully branded cities (e.g., Culdesac), similar to hotel brands known as "flags."

TRACTION


TRACTION
Pipeline Full With 14 Active Customer Engagements
+ $1B of systems
+ $1.25M in planning studies in the near-term de-risks long sales cycles
10
3
Active Engagement
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Swyft Cities has a full pipeline with 14 active customer engagements representing $1B in systems. An indoor proof of concept is complete (see below), and the company is planning a groundbreaking in Queenstown, New Zealand.

This initial hardware pilot system will serve as a showcase to demonstrate to prospective customers. The project was initiated by a private real estate developer who is successfully lobbying the government to extend it. Right of way permits have been acquired. Fully expanded, this would become a 47-mile system representing $133M in equipment sales and $20M ARR.

Swyft Cities has achieved ample domestic traction, notably a cluster of proposed projects in the Dallas-Fort Worth area where a regional body (The North Central Texas Council of Governments, or NCTCOG) rolled out the red carpet and is conducting a competition amongst local cities and sites to host the first system in the region. Customers in the southeast are hot on their heels and showing signs of moving even faster in competition for the first U.S. pilot. $1.25M in planning studies in the near term de-risks long sales cycles.



MARKET


GO TO MARKET
How We Scale
Early systems with a faster moving private sector de-risk engagements with larger, slower moving customers (i.e., the public sector) in the future. Limited operational retooling would be necessary for expanding to new markets.
PRIVATE DEVELOPERS
LARGE INSTITUTIONS
GOVERNMENT
$22B Market
Efficient buyers
Tolerate risk for reward
Location lock-in
$424B Market
Bigger projects
Access to more capital
Want precedents, more risk averse
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Swyft Cities targets a massive $495B mobility market, starting with faster-moving private real estate developers, a $22B market. This excludes the real estate opportunity, which is 3x the mobility TAM (1.5T).


GO TO MARKET
We're Not Encumbered by:
Capital
We have project finance partners, and our early, private customers pay upfront.
Hardware
We are using off the shelf hardware.
Government Sales
Our founding team has deep experience with this, and we are starting w/ private buyers.
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21

The company's unique GTM strategy targeting fast-moving private real estate developers (and deprioritizing California-like regulatory environments) is not encumbered by capital, hardware, or government sales. Swyft Cities would be well-positioned to become a large, successful business even if it never completes a single government sale.

TEAM



Core Team Led Google's Most Complex Public/Private Projects

Jeral Poskey
Founder, CEO

Managed capital projects with cash flow of $100M annually (a $20B planning envelope) while a project executive at Google for 15 years.



Catrine Machi
Co-Founder, CXO

Managed public planning for transportation projects in California and Texas.




Clay Griggs
Co-Founder, CTO / COO

Managed public infrastructure projects in the Bay Area - including major infrastructure projects at SFO Airport.




Craig Talbot
VP of Engineering

20 years of engineering leadership and management experience in the high-tech aerospace industry.






Unfair advantage #1: Founder-market fit. The founders deeply understand their customers, speak their language, and are exceptionally skilled at selling to them.

The company's core team led Google's most complex public/private projects. For Google, transportation unlocked growth and became a strategic priority. The founders are transportation and real estate experts — *not* Google X — productizing insight derived from their unique expertise and experience: that transportation dictates urban form.

The founders have worked together for a decade. Visionary CEO Jeral Poskey is a Stanford GSB alum, bucking convention at the time by pursuing transportation innovation from a business rather than engineering perspective. Testament to his leadership, his cofounders and early hires have followed him on the spin-out from Google — with more eager to join.

COMPETITION

Unfair advantage #2: Radically affordable price point. Transportation has a cost disease, especially in the U.S., and Swyft Cities is radically affordable — as low as $10M/mile. According to the New York Times, the most expensive mile of subway track on earth was $3.5B/mile.


No competition for dense developments
X
SLOW SERVICE
GREAT SERVICE
$
LOW COST
$$$
HIGH COST
Shuttle busses
Bikes and scooters
swyft cities
Traditional gondolas
The Boring Company
APMs / "Airport Trains"
PRT systems

The founders did their research, and they know their customers because they *were* their customers (see origin story describing their evaluation of alternatives excerpted below). **There is virtually no competition for dense developments.**

The most similar company is venture-backed Glydways (Series B), which was founded in 2016 and aims to revolutionize public transit with autonomous personal vehicles that travel in dedicated lanes the width of bike lanes (at-grade, elevated, or underground, in ascending cost order). I recently spoke at a conference convening the biggest names in the automated transit network space, which affirmed that Glydways is the only company other than Swyft Cities that has much hope of reaching scale in the U.S.

The two companies are quite differentiated in terms of approach, strategy, and founders. They both have strengths and are likely to be a fit for different customers and applications, with Swyft Cities having the clear advantage in congested areas that most need elevated solutions. Glydways' success attracting venture capital ($70M total) is a positive sign that the market sees strong potential in this space. I am firmly on team Swyft Cities (for reasons captured in this memo) but also friendly with Glydways and, due to bullishness on the space, passively invest smaller amounts via SPVs.

Swyft Cities
Origin Story



NOVEMBER 2023 | VOLUME 28.2

World Transport
Policy and Practice
JOURNAL

ISBN 1352-7614

Project Swyft

Overcoming these limited notions of use cases for where cableways can and should be utilized poses challenges.

While the author was a project executive for transportation in Google's real estate division, Google was continually looking for more efficient and sustainable ways to move its employees – both across corporate campuses as well as into surrounding communities. The goal was to enable employees to easily connect with housing, retail, entertainment and recreation, as well as connect with mass transit such as subways and commuter rail for those who needed to commute longer distances.

Project Swyft was created to identify suitable transportation modes that combined low cost, high capacity, and high sustainability, while also minimizing the land needed for transportation infrastructure. The project team examined virtually every mode of transportation – on the ground, in the air, in a tunnel – whether autonomous or otherwise. After thorough analysis, the team came to the realization that no mobility solution, whether currently available or even on the drawing board, could meet our objectives, particularly costs for both construction and operation.

In evaluating and re-evaluating potential options, the team was continually drawn back towards cableways, primarily because of their aforementioned inherent advantages, including minimal infrastructure, high sustainability and low costs. However, we also kept running up against cableways' limitations, including:

- Relatively low passenger throughput compared with other mass transit modes.
- Generally limited to point-to-point travel – otherwise, multi-station lines produced slow average speeds and long trip times.
- Inability to negotiate complicated turns. (This limitation can be partially addressed through the use of mid-point stations. However, the turning radius that can be achieved is limited and mid-point stations add substantial cost.)

We subsequently discovered that emerging cableway technologies were being developed that could potentially address these limitations while retaining cableways' inherent advantages.

LEARN MORE

Swyft Cities FAQ
Video: Transforming Cities through Transportation Technology
Twitter thread: Transportation dictates urban form
Podcast: Swyft Cities' Jeral Poskey on getting big ideas off the ground
Journal: World Transport Policy and Practice issue dedicated to cableways (see especially "Advanced Cableways Potential for Transformative Urban Applications")
Podcast: The Future of Inner City Transportation with Catrine Machi

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